Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The Company posted a link to the following article on its website on May 24, 2018:

In what Henry Schein Chairman and CEO Stanley M. Bergman called “a prime opportunity to better serve veterinarians and to improve their business,” the global distributor recently an-nounced plansto spin off its animal health business, which will merge with Vets First Choice to form an inde-pendent public company. The newcompany,VetsFirst Corp., isexpectedtoprovide veterinary prescription management services incombination with HenrySchein’s animal health products and services. “We are early in the lifecycle of rapid technological change inthe animal health market,” said Ben Shaw,Found-er and CEO of Vets First Choice, who will become CEO of the new company. “This merger creates an enhanced value chain that connects the veterinarian, the manufacturer, and the pet owner through insights and analytics that will support better clinical and financial outcomes. This new global animal healthcare company is focusedon improving clinical compliance byfacilitatingthe deliveryof care how, when, and where the petowner wants II.” The deal, which is “Improvements expected to dose by late 2018, would leave Henry in compliance ScheinInc.wIIh lis human for medications, medicine and dental busi- diagnostics, nesses.TheMelville, New nutrition, Yock, company expects to vaccinations, net$1 billion 10 $1 .25 bil- dental programs lion in tax-free cash !rom and more unlocks atransaction caled a Re-new significant verse MollisTrust. category growth for Henry SChein Animal Health, based in Dub- veterinary partners lin, Ohio, employs 4,300 and manufacturers people anddoes business and fundamentally worldwide, reaching 70 strengthens the percent of veterinarians importance of the in Europe, Australia and vet-client-patient New Zealand.Half of U.S. relationships.” veterinary clinics use Henry SChein practice - Ben Shaw,Founder and management software, CEO 01Vets First Choice the company stated. Vets First Choice, founded in 2010, has 750 employees andhas5,100 veterinarypractices enrolled initsprescription management program.Themergedcompany wouldbe head-quarteredin Portland, Maine, thehomeofVetsFirst Choice. VeterinaryAdvantageasked several questions about the new animal health company to both Henry Schein and Vets First Choice. The following are responses from Bergman and Shaw. Vet-Advantage: The newly combined company will have the ability to reach far more U.S. praclices than the cur-rent 5,100, and should enable Vets First Corp.to really drive compliance numbers up on a much larger scale, benefiling pets and creating more volume for Vets First Corp. and its manufacturing partners. Can you give us a sense of what kind of influenceyou have been having on compliance numbers in some ofthe core categories? Ben Shaw: Through the combined capabilities of HenryScheinAnimal Health and Vets First Choice, Vets First Corp. will enable unique insight,anaIytics and services that will help veterinariansprovidemoreeffective care to their patients by identifying, managing and closing gaps in care. An integrated end-to-end platform offers veterinarians theability toleverage insight, engagement and outcomes both on-line and in-clinic. Improvements in compliance for medications, diagnostics, nutrition, vaccina-tions,dental programs andmoreunlocksnewsignificant category growth for veterinary partners and manufacturers and fundamentally strengthens the importance of the vet-client-patient relationships. Vet-Advantage: The deal references the end-to-end technology thatcanbebrought tothemarketon a larger W WW.VET-A DVANTAGE.COM • VŁTERINARY ADVANTAGf. «« MAY D IGITAL ISSUE 2018 15

scale, given HSAH’s reach. Pet owners, who have been challenging and expensive to reach, are an integral piece of this end-to-end story. What are the expectations around pet owner behavior, and opportunities beyond compliance? Stan Bergman: One of thelargest motivating factors behind this merger was both companies’ desire to better serve pets and their owners, and we believe that bringing together the power of dataanaiytics, digital communications, prac-tice managementsoftware, andsupply chain expertise into one combined company, Vets RrstCorp.isbetter positionedtohelpimprove health outcomes for the benefit of pets and pet parents while also helping veterinarians buildmoreefficientand successful practices. “Oneof the largest motivating factors behind this merger was both companies’ desire to better serve pets and their owners, and we believe that bringing together the power of data analytics, digrtal communications, practice management software, and supply chain expertise into one combined company, Vets First Corp. is better positioned to help improve health outcomes for the benefit of pets and pet parents while also helping veterinarians build more efficient and successful practices.” - Stanley M. Bergman, HenrySchein Chairman and CEO Vet-Advantage: HSAH brings more than three times the number of U.S. veterinary practices to the newly fonned company. Tell us about the expectations ot the HSAH inside and outside sales reps with these new potential customers. Are the expectations to bring many of them onto theVets First Choiceplatform? Do you feel additional training mightbe needed to help them be more effective selling technologysolutions? Stan Bergman: By combining two best-in-class providers of animal health services and solutions, Vets First Corp. will be abletooffer veterinarians new ways of generating growth for the benefit of their practice and, ultimately, for the pet owner and thepatient. Henry SCheinAnimal Health’s sales force will be anintegral part ofthat. WhileItis prematuretogo intospecifics,thereistremen-dous opportunity for our sales representatives to harness Vets Rrst Choice’s data analytics and other technologies to gain more business, and we look forward to working with our sales leaders and sales rep-resentatives to help them make the mostof thoseopportunities. Vet-Advantage: Do you have a sense for how thelogisticswill be handled moving forward? Stan Bergman: This merger is motivated by growth for all the companies involved, and Henry SChein Animal Health’s existing distributon network is a key reason why our customers rely on us for the products and services they need to provide quality care to their patients while operating efficient and successful prac-tices.We will work withVets First Choice toassess both companies’ logistical operations to ensure that we maximize our collective strengths for the benefit of our customers and improved health outcomes lorpetseverywhere. Vet-Advantage: Where are the current Vets First Choice warehouses, and can they accommodate the greater needs of veterinary practices, or are they really just set up for delivering pharmaceutical products to pet owners on behalf of the practice? Ben Shaw: Vets Rrst Choice is headquartered in Portland, ME, with pharmacy and service operations in five other U.S. locations. Our largest facility is aspecialty pharmacy facility dedicatedtoserving the ever-growingspecialty needs of vet-erinarians.As partof the expansion of our facilities network, we announced earlier this year a new facility to be built in Portland, MEthat will also include a specialty pharmacy as well as a technical high-speed pharmacy. 16 MAV DIGITAL ISSUE 2018 »» VETERINARY ADVANTAGE · WWW.VET-ADVANTAGE.COM

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Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.